Filed Pursuant to Rule 424(b)(3)
Registration No. 333-267124

PROSPECTUS SUPPLEMENT NO. 25
(to Prospectus dated October 26, 2022)

D-WAVE QUANTUM INC.

COMMON SHARES
WARRANTS TO PURCHASE COMMON SHARES
COMMON SHARES UNDERLYING EXCHANGEABLE SHARES
COMMON SHARES UNDERLYING D-WAVE OPTIONS
COMMON SHARES UNDERLYING D-WAVE WARRANTS
COMMON SHARES UNDERLYING WARRANTS

This prospectus supplement updates, amends and supplements the prospectus contained in our Registration Statement on Form S-1, effective as of October 26, 2022 (as supplemented or amended from time to time, the “Prospectus”) (Registration No. 333-267124).

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on July 20, 2023 (the “Form 8-K”). Accordingly, we have attached the Form 8‑K to this prospectus supplement.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our shares of common stock, par value $0.0001 (“Common Shares”), and warrants to purchase Common Shares (“Warrants”), each whole Warrant exercisable for 1.4541326 Common Shares at an exercise price of $11.50, are listed on the New York Stock Exchange (the “NYSE”) under the symbols “QBTS” and “QBTS.WT,” respectively. On July 19, 2023, the last reported sales prices for the Common Shares and Warrants on the NYSE were $2.91 and $0.25, respectively.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 50 of the Prospectus for a discussion of applicable information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 20, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 20, 2023

D-Wave Quantum Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-41468	88-1068854
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

3033 Beta Avenue
Burnaby, British Columbia
Canada
V5G 4M9
(Address of principal executive offices)

(604) 630-1428
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	QBTS	New York Stock Exchange
Warrants, each whole warrant exercisable for 1.4541326 shares of common stock at an exercise price of $11.50	QBTS.WT	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
☐

Item 2.02.	Results of Operations and Financial Condition.

On July 20, 2023, D-Wave Quantum Inc. issued a press release announcing its expected revenue range, bookings, updated earnings guidance and certain other financial measures for its fiscal second quarter ended June 30, 2023. In the press release, D‑Wave also provided a liquidity update and highlighted some new and/or expanded customer contracts signed during its first half of the year. A copy of the press release is furnished herewith as Exhibit 99.1 and incorporated herein by reference.

The information contained in this Current Report on Form 8-K and in the accompanying exhibit are “furnished” and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act regardless of any general incorporation language in such filing, unless expressly incorporated by specific reference in such filing.

Item 9.01.	Financial Statements and Exhibits.

(d)  Exhibits

Exhibit Number	Description

99.1	Press Release issued by D-Wave Quantum Inc., dated July 20, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

D-Wave Quantum Inc.

Dated: July 20, 2023	By:	/s/ Alan Baratz
	Name:	Alan Baratz
	Title:	President & Chief Executive Officer

Exhibit 99.1

D-Wave Reports Preliminary Second Quarter Fiscal 2023 Revenue and Bookings

BURNABY, B.C. & PALO ALTO, Calif. – July 20, 2023 – D-Wave Quantum Inc., (NYSE: QBTS) (“D-Wave” or the “Company”) a leader in commercial quantum computing systems, software, and services, today announced select unaudited preliminary financial results for its fiscal second quarter ended June 30, 2023. All references in this press release related to revenue and bookings are approximate and estimated due to the preliminary nature of the announcement and are subject to normal quarter-end accounting review.

2023 Second Quarter Preliminary Revenue

Preliminary fiscal second quarter revenue is expected to be in a range of $1,650,000 to $1,800,000 compared with the FactSet analyst consensus estimate of $2,281,000 with the shortfall due primarily to the timing of revenue recognition on certain professional services contracts. As the Company outlined in its earnings release for its first fiscal quarter ended March 31, 2023, the timing of revenue recognition associated with its professional services contracts may vary from period to period. However, D-Wave is generally paid in advance of the completion of its professional services engagements and the corresponding revenue recognition timeframe.

2023 Second Quarter and First Half Bookings

Total bookings[1]  for the fiscal second quarter ended June 30, 2023, were $2.5 million, an increase of $1.5 million, or 146%, from bookings of $1.0 million in the fiscal second quarter ended June 30, 2022. This represents D-Wave’s fifth consecutive quarter of year-over-year growth in bookings. For the first six months of fiscal 2023, bookings totaled $5.4 million, an increase of $3.7 million, or 209%, from bookings of $1.8 million in the first six months of fiscal 2022. During the first half of the year, D-Wave signed new and/or expanded agreements with customers including Interpublic Group, Unisys Corporation, and VINCI Energies.

2023 Second Quarter and First Half Average Deal Sizes

During the fiscal second quarter ended June 30, 2023, D-Wave’s average deal size[2]  increased by 136% when compared to the fiscal second quarter ended June 30, 2022. For the first six months of fiscal 2023, D-Wave’s average deal size increased by 252% when compared to the first six months of fiscal 2022.

Balance Sheet and Liquidity

On July 13, 2023, D-Wave closed the second $15 million tranche of its $50 million four-year term loan with PSPIB Unitas Investments II Inc., an affiliate of PSP Investments, which brings the total advances received under the loan to $30 million. In addition, the loan agreement has been amended to eliminate the mandatory prepayment of the loans outstanding with respect to issuance of common stock under the ELOC up to $50 million if issued prior to October 18, 2023. However, there can be no assurances that the Company will be able to meet the conditions necessary to draw on the third tranche.

Fiscal Year 2023 Outlook Update

As a result primarily of the timing of revenue recognition associated with professional services contracts, as well as current market conditions, we are updating the full year 2023 guidance provided in our 2023 first quarter earnings release dated May 19, 2023. Our guidance is subject to various cautionary factors described below. Based on the information available on July 20, 2023, guidance for the full year 2023 is as follows:

•	We expect the fiscal 2023 revenue to be in a range of $11 million to $13 million

•	We expect the fiscal 2023 Adjusted EBITDA[3] to be less than negative $58 million.

“We believe that enterprise adoption of quantum computing is accelerating, as evidenced by our year-over-year and YTD uptick and growth in bookings. We’re seeing an increased appetite for our quantum solutions by companies from all sectors – technology, life sciences, media and advertising, energy, just to name a few – recognizing the value our annealing quantum computing solutions can bring to solving tough business challenges and fueling operational excellence today,” said Dr. Alan Baratz, CEO of D-Wave. “On top of our commercial momentum, we’re also encouraged by the flurry of US legislative proposals we believe are designed to quicken the adoption of near-term quantum computing solutions. As the first commercial quantum computing company, we believe that D-Wave is well-positioned to support both public and private sectors with our cloud-based, commercial-grade, and production-ready quantum solutions.”

We are providing bookings, average deal size and Adjusted EBITDA as we believe these metrics improve investors’ ability to evaluate our underlying performance.  Non-GAAP and operating measures do not have any standardized meaning under GAAP, and therefore may not be comparable to similar measures employed by other companies.

1.
“Bookings” is an operating measure that is defined as customer orders received that are expected to generate net revenues in the future. We present the operational metric of bookings because it reflects customers' demand for our products and services and to assist readers in analyzing our performance in future period.

2.	“Average deal size” is an operating measure that is defined as both QCaaS and professional services bookings.

3.	Adjusted EBITDA is a non-GAAP financial measure. For a description of Adjusted EBITDA, refer to “Non-GAAP Financial Measures” below.

We are not able to reconcile guidance for Adjusted EBITDA to its most directly comparable GAAP measure, net loss, and cannot provide an estimated range of net loss for such period without unreasonable efforts because certain items that impact net loss, including foreign exchange and stock-based compensation, are not within our control or cannot be reasonably predicted.

Second Quarter 2023 Conference Call

In conjunction with this announcement, D-Wave will host a conference call on Thursday, August 10, 2023, at 4:30 p.m. (Eastern Time), to discuss such financial results and its business outlook. The live dial-in number is 1-888-999-5318 (domestic) or 1-848-280-6460 (international), conference ID code 13738032. A live webcast and subsequent replay of the call will also be available on the “Investors” page of the Company’s website at: http://ir.dwavesys.com/.

Financial Disclosure Advisory
The Company has not yet completed its reporting process for its 2023 second fiscal quarter ended June 30, 2023. The preliminary results presented herein are based on its reasonable estimates and the information available to it as of the date hereof and, because of their preliminary nature, in certain cases, the Company has provided ranges, rather than specific amounts. As such, the company's actual results may materially vary from the preliminary results presented herein and will not be finalized until the company reports its final results for second quarter fiscal 2023 after the completion of its normal quarter end accounting procedures including the execution of its internal controls over financial reporting. In addition, any statements regarding the company's estimated financial performance for the second quarter of fiscal 2023 do not present all information necessary for an understanding of the company's financial condition and results of operations as of and for the quarterly period ended
June 30, 2023.

About D-Wave Quantum Inc.
D-Wave is a leader in the development and delivery of quantum computing systems, software, and services, and is the world’s first commercial supplier of quantum computers—and the only company building both annealing quantum computers and gate-model quantum computers. Our mission is to unlock the power of quantum computing today to benefit business and society. We do this by delivering customer value with practical quantum applications for problems as diverse as logistics, artificial intelligence, materials sciences, drug discovery, scheduling, cybersecurity, fault detection, and financial modeling. D-Wave’s technology is being used by some of the world’s most advanced organizations, including Volkswagen, Mastercard, Deloitte, Davidson Technologies, ArcelorMittal, Siemens Healthineers, Unisys, NEC Corporation, Pattison Food Group Ltd., DENSO, Lockheed Martin, Forschungszentrum Jülich, University of Southern California, and Los Alamos National Laboratory.

Non-GAAP Financial Measures
To supplement the financial information presented in accordance with GAAP, we use non-GAAP measures of certain components of financial performance. Adjusted EBITDA is a financial measure that is not required by or presented in accordance with GAAP. Management believes that such measure provides investors an additional meaningful method to evaluate certain aspects of such results period over period. Adjusted EBITDA is defined as net loss before interest expense, income tax expense (benefit), depreciation and amortization expense, stock-based compensation, remeasurements of liability-classified warrants, and other nonrecurring nonoperating income and expenses. We use Adjusted EBITDA to measure the operating performance of our business, excluding specifically identified items that we do not believe directly reflect our core operations and may not be indicative of our recurring operations. The presentation of non-GAAP financial measures is not meant to be considered in isolation or as a substitute for the financial results prepared in accordance with GAAP, and our presentation of non-GAAP measures may be different from non-GAAP measures used by other companies.

Forward-Looking Statements

Certain statements in this press release are forward-looking, as defined in the Private Securities Litigation Reform Act of 1995. These statements involve risks, uncertainties, and other factors that may cause actual results to differ materially from the information expressed or implied by these forward-looking statements and may not be indicative of future results. Forward-looking statements in this press release include, but are not limited to, statements regarding actual results for the second fiscal quarter ended June 30, 2023, D-Wave’s payment in advance of professional service contracts, full-year 2023 guidance and third quarter revenue guidance, and customer demand for D-Wave products. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the variability of professional service revenues; profitability of new customer contracts; D-Wave’s ability to draw on the third tranche of the term loan with PSPIB Unitas Investments II Inc.; general economic conditions and other risks; our ability to expand our customer base and the customer adoption of our solutions; risks within D-Wave’s industry, including anticipated trends, growth rates, and challenges in those businesses and the markets in which they operate; the outcome of any legal proceedings that may be instituted against us; risks related to the performance of our business and the timing of expected business or financial milestones; unanticipated technological or project development challenges, including with respect to the cost and or timing thereof; the performance of our products; the effects of competition on our business; the risk that we will need to raise additional capital to execute our business plan, which may not be available on acceptable terms or at all; the risk that we may never achieve or sustain profitability; the risk that we are unable to secure or protect our intellectual property; volatility in the price of our securities; and the numerous other factors set forth in D-Wave’s Annual Report on Form 10-K for its fiscal year ended December 31, 2022 and other filings with the Securities and Exchange Commission. Undue reliance should not be placed on the forward-looking statements in this press release, which are based on information available to us on the date hereof. We undertake no duty to update this information unless required by law.

Contacts

Investor Contact:
Kevin Hunt
ir@dwavesys.com

Media Contact:
Amy McDowell
media@dwavesys.com